Exhibit 10.1

November 8, 2023

Mr. Relland Winand

2003 Rockwell Circle

West Chester, PA 19380

Dear Rell,

Innovative Solutions & Support, Inc. is pleased to extend this offer of employment to you for the salaried exempt position of Chief Financial Officer. The annualized salary for this position is $250,000.00, paid on a bi-weekly basis. This position will report to

Shahram Askarpour.

Your initial ninety (90) days of employment will be considered an introductory period. Shahram will provide you with specific goals and objectives for this period. This introductory period will allow the organization to assess your performance and provide you with the opportunity to assess your fit with the organization.

This role is Full-Time and is therefore eligible for Innovative Solutions and Support’s Benefit Plans and Programs. A summary of IS&S’s employee benefit plans and programs includes:

•	Paid time off based on IS&S’s PTO accrual policy—your initial vacation accrual will be set 1.25 days per month, with a maximum of 120 hours per year. You will begin to accrue vacation on the first day of the month following the date of your employment.

•	9 Paid Company designated holidays and 3 Floating Holidays annually. You will become eligible for the floating holidays beginning in the 2024 calendar year.

•	Medical, dental and vision insurance coverage with shared premiums will begin on the first day of employment.

•	Company provided Basic life insurance and long-term disability protection.

•	Supplemental life insurance for employees, spouse, and dependent children.

•	Travel accident insurance

•	Flexible spending accounts for medical costs and dependent care.

•	Tuition reimbursement and flight training reimbursement program

• 401(k) Plan for retirement savings. You may enroll and transfer funds from a prior qualified account immediately. We will enroll you automatically in our 401(k) plan at a 3% contribution level beginning with the first of the month following 90 days of employment. The company matches your contribution of up to 4% of pay at a rate of 100%. The company’s match vests at 50% your first year, 75% the second year, and fully vests the third year. You may also select a higher unmatched contribution level or decide not to participate at all.

IS&S is an emerging leader in the aerospace industry. We are very proud of our strong record of excellence and growth and recognize that only through the efforts of our key employees will this success continue. We believe that you can make a significant contribution to the IS&S team. As you may be aware we are expanding our footprint. This expansion will bring immense opportunities for you to make a significant impact and allow you to grow both personally and professionally.

We look forward to having you rejoin our Company and become a member of our team. However, we recognize that you retain the option, as does the Company, of ending your employment with the Company at any time, with or without notice and with or without cause. As such, your employment with the Company is at-will and neither this letter nor any other oral or written representations may be considered a contract for any specific period.

By signing this offer letter, you acknowledge and agree that you are not bound by any other agreement that conflicts with your obligations to Innovative Solutions & Support, Inc. or that would impair your right to enter an employment relationship and/or perform all the duties required by your position with Innovative Solutions & Support, Inc.

Please sign one copy of this letter with your response and return it to Carlene Luciani no later than November 9, 2023. If you have any questions, please contact Carlene at 610-646-0384. This job offer is contingent upon the satisfactory completion of a company-paid drug and alcohol screening and background check.

Sincerely,

/s/ Carlene Luciani

Carlene Luciani	☒ Accepted Declined ☐
Human Resources Director	Preferred Start Date __11/9/23_____________________
Signature ___/s/ Relland Winand__________________